C21 Investments Files Audited Year End Financial Statements

VANCOUVER, June 14, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its audited financial statements and management discussion and analysis for its fiscal year ended January 31, 2023 on SEDAR. The Company's audited fiscal year end are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Audited Fiscal Year Financial Highlights (February 1, 2022 to January 31, 2023):

  Revenue of $28.9 million - down 12% year-over-year; state of Nevada cannabis sales were down 16% over the comparative period1
  Net Income from Continuing Operations of $1.4 million (increase of $0.4 million from unaudited results reported in the June 2, 2023 news release)
  Earnings Per Share from Continuing Operations of $0.01
  Gross Margin of 46.4%; Adjusted Gross Profit Margin2 of 49.0%
  Adjusted EBITDA2 of $7.4 million - a 26% EBITDA Margin
  Cash Flow from Operations of $6.0 million - a fourth consecutive year of positive quarterly Free Cash Flow2
  Total Liabilities reduced by $4.1 million ($0.3 million further reduction from unaudited results reported in the June 2, 2023 news release)
  Senior Note reduced by $6.1 million, with remaining balance fully retired as of June 1, 2023

Changes to the Unaudited Year End Financial Results previously released on June 2, 2023:

The Company previously disclosed its unaudited financial results for the year ended January 31, 2023 in its June 2, 2023 news release (the "Prior News Release"). There have been no changes to Revenue, Gross Profit, Income from Operations, adjusted EBITDA2, or Cash Flow from Operations in the audited financial results as compared to the unaudited financial results disclosed in the Prior News Release.

There are no material changes from the unaudited financial results disclosed in the Prior News Release other than the adjustments to Net Income from Continuing Operations and Net Income in the current period due to the tax provision changes previously disclosed in the Prior News Release and the news release dated June 6, 2023. Changes to the Prior News Release's Income Statement and Balance Sheet for the current and the comparative previous period are listed below as well as highlighted in red in the summary tables provided.

The British Columbia Securities Commission ("BCSC") issued a cease trade order (the "CTO") on June 6, 2023 in respect of the Company's securities in connection with the delay in the Company filing its audited consolidated financial statement for the year ended January 31, 2023, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Annual Filings"). The Company has provided notice to the British Columbia Securities Commission ("BCSC") of the completion of the Annual Filings and has been informed that the CTO will be revoked June 15, 2023.
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1 State of Nevada Cannabis Tax Revenue: https://tax.nv.gov/Publications/Cannabis_Statistics_and_Reports/

2 "Free Cash Flow", "Adjusted Gross Profit", "Adjusted Gross Profit Margin" and "Adjusted EBITDA" and are non-GAAP measures. See "Non-GAAP Measures" below for a discussion of such non-GAAP measures and a reconciliation to the closest comparable GAAP measures.

"We are pleased to announce the release of our audited year-end financial statements. We appreciate the patience of our shareholders during this delay while our tax provision changes for our previous fiscal year were corrected and restated," stated CEO and President, Sonny Newman.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted Gross Profit", "Adjusted Gross Profit Margin" and "Adjusted EBITDA". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Free Cash Flow:

Fiscal Year Ended	January 31, 2023	January 31, 2022
Cash Provided by Operating Activities from Continuing Operations	5,971,267	8,438,609
Purchase of Property and Equipment	(442,285)	(2,562,304)
Free Cash Flow	5,528,982	5,876,305

"Adjusted Gross Profit" and "Adjusted Gross Profit Margin" are defined as Gross Profit and Gross Profit Margin adjusted for certain material non-cash items including the one-time relief of fair value of inventory on acquisition, non-cash write downs of inventory, non-recurring expenses related to the strategic maintenance of cultivation facilities and other one-time adjustments to gross profit that management does not believe are reflective of ongoing operations.

Adjusted Gross Profit:

Fiscal Year Ended	January 31, 2023	January 31, 2022
Gross Profit	13,401,146	18,809,985
Gross Profit Margin %	46.4%	57.0%
Production curtailment, non-cash inventory adjustments	759,000	-
Adjusted Gross Profit	14,160,146	18,809,985
Adjusted Gross Profit Margin%	49.0%	57.0%

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	FY2023	Q4	Q3	Q2	Q1
	Jan 31, 2023	Jan 31, 2023	Oct 31, 2022	Jul 31, 2022	Apr 30, 2022
Net Income (Loss)	$293,211	$(2,119,159)	$248,507	$1,857,043	$306,820

Interest expenses, net	456,691	60,530	98,657	133,455	164,049
Provision for Income Taxes	2,809,768	672,164	1,154,189	485,152	498,263
Depreciation and Amortization	1,365,018	340,664	341,782	341,286	341,286
Depreciation and Interest in COGS	812,367	203,091	203,093	203,091	203,092
EBITDA	$5,737,055	$(842,710)	$2,046,228	$3,020,027	$1,513,510
Change in fair value of derivative liabilities	(742,483)	14,830	(127,813)	(629,500)	-
Share based compensation	209,441	20,803	31,788	54,064	102,786
Loss from discontinued operations	1,088,329	713,712	(11,154)	(344,554)	730,325
One-time special project costs	345,790	-	206,459	89,331	50,000
Production curtailment, non-cash inventory adjustments	759,000	1,012,000	(253,000)	-	-
Other gain/loss	49,722	18,723	13,173	21,972	(4,146)
Adjusted EBITDA	$7,446,854	$937,358	$1,905,681	$2,211,340	$2,392,475

FYE Balance Sheet Summary:

(US$)	January 31, 2023	January 31, 2022
Assets
Cash	1,891,772	3,067,983
Inventory	4,173,573	4,054,473
Other current	2,677,027	3,162,018
Current Assets	8,742,372	10,284,474
Fixed Assets/Goodwill/Intangibles, deferred tax	49,569,032	51,559,976
Total Assets	58,311,404	61,844,450

Liabilities
Accounts payable	2,921,426	2,508,869
Promissory note - current portion	2,026,667	6,080,000
Income taxes payable	7,736,858	4,870,170
Other notes, current lease, deferred tax etc.	2,289,316	2,515,077
Current Liabilities	14,974,267	15,974,116
Lease liabilities	8,554,702	8,953,425
Promissory note	-	2,026,667
Derivative liability and other	467,359	1,161,640
Total Liabilities	23,996,328	28,115,848

Shareholders' Equity	34,315,076	33,728,602
Total Liabilities and Shareholders' Equity	58,311,404	61,844,450

FY Financial Summary:

	FY 2023	FY 2022
(US$)	January 31, 2023	January 31, 2022
Revenue	28,888,410	32,982,976
Cost of Sales	15,487,264	14,172,991
Gross Profit Gross Margin%	13,401,146 46.4%	18,809,985 57.0%
Total Expenses	9,445,908	9,055,175
Income from Operations	3,955,238	9,754,810
Adjusted EBITDA[2]	7,446,854	12,443,162
EBITDA Margin%	25.8%	37.7%

Changes to the Unaudited Year End Financial Results:

Audited Balance Sheet (as at year ended January 31, 2023)

  Current Assets - decrease of $0.18 million
  Total Assets - decrease of $0.16 million
  Current Liabilities - decrease of $0.25 million
  Total Liabilities - decrease of $0.25 million
  Equity - increase of $0.09 million
  Equity + Liability - decrease of $0.16 million

Audited Income Statement (year ended January 31, 2023)

  Revenue, Gross Profit, Income from Operations - No change
  Net Income from Continuing Operations - increase of $0.4 million
  Net Income  - increase of $0.2 million

Comparative Year Audited Balance Sheet (as at Jan 31, 2022):

  Current Assets - no change
  Total Assets - decrease of $0.01 million
  Current Liabilities - increase of $0.11 million
  Total Liabilities - increase of $0.11 million
  Equity - decrease of $0.12 million
  Equity + Liability - decrease of $0.01 million

Comparative Year Audited Income Statement (ended January 31, 2022)

  Revenue, Gross Profit, Income from Operations - No change

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.